FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Active Biotech AB

Web Site: www.tevapharm.com               Web Site: www.activebiotech.com

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FOR IMMEDIATE RELEASE

Contacts:

Teva:

Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

+ 972-2-589-2840

George Barrett

President and CEO

Teva North America

(215) 591-3030

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

+ 972-3-926-7554

Active Biotech: Sven Andréasson President and CEO Tomas Leanderson Chief Scientific Officer Cecilia Hofvander Manager Corporate Communication Active Biotech AB +46 46 19 20 00

Teva and Active Biotech Announce That Laquinimod Phase II Data Has Been Published Today in Neurology

Jerusalem, Israel and Stockholm, Sweden, March 22, 2005 - Teva Pharmaceutical Industries Ltd (NASDAQ:TEVA) and Active Biotech AB (Stockholm: ACTI.ST) announced today that the final report of the Phase II study of laquinimod, which was successfully concluded in September 2003, has been published today in NEUROLOGY:

"Treatment with laquinimod reduces development of active MRI lesions in relapsing MS"  by C. Polman, F. Barkhof, M. Sandberg-Wollheim, A. Linde, O. Nordle and T. Nederman" . Neurology 2005; vol.64, No.6 p. 987

Laquinimod is a novel immunomodulatory substance developed by Active Biotech. It has the potential to be the first orally-available disease modifying treatment for multiple sclerosis (MS).

In June 2004, Teva and Active Biotech signed an agreement for the future global development and commercialization of laquinimod.

The objective of the concluded Phase II study was to evaluate, in relapsing MS patients, the efficacy of 2 doses of  laquinimod compared to placebo, based on its ability to suppress the development of  active MRI lesions, as well as its safety and tolerability.  It was concluded that daily treatment with laquinimod at a  dose of 0.3 mg, reduced the mean cumulative number of active lesions by 44% compared to placebo (p<0.05)   Its safety profile was very favorable; there were no clinical signs of undesired inflammatory manifestations.

Currently, additional Phase II studies are ongoing, aimed at evaluating the benefit of higher doses of laquinimod.

About Multiple Sclerosis (MS)

Multiple sclerosis (MS) is a chronic, progressive disease of the central nervous system. It is the most common neurological disease causing disability in young adults. It has been described as an autoimmune disease because it is one of many diseases in which the immune system attacks healthy areas of the body as if they were foreign. In MS, these attacks are aimed at the central nervous system. The central nervous system is made up of nerves covered by a substance called myelin, which is similar to insulation protecting electrical wires because it surrounds and protects nerve fibers. When myelin or the nerve fiber is destroyed or damaged, the nerves cannot send electrical impulses to and from the brain, causing the onset of MS symptoms.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures, and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva`s sales are in North America and Europe.  Teva`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Active Biotech

Active Biotech AB is a biotechnology company focusing on research and development of pharmaceuticals. Active Biotech has a strong R&D portfolio and pipeline products with focus on autoimmune/inflammatory diseases and cancer. Most advanced project is laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, as well as a novel concept for use in cancer immunotherapy, ANYARA (TTS).

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, Teva's ability to rapidly integrate the operations of acquired businesses, including its acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: March 22, 2005